701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452

T: Direct: 763.540.1204
F: Direct: 763.513.1811

BY EDGAR
August 12, 2015

Mr. Terence O’Brien, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tennant Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-16191

Dear Mr. O’Brien:
Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated July 8, 2015. This letter contains the responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K for the year ended December 31, 2014

Management’s Discussion and Analysis, page 10

Consolidated Financial Results, page 11

1.
We note that your foreign operations represents approximately 42-45% of net sales for each period presented. However, foreign earnings before income taxes has varied widely as a percentage of total earnings before income taxes for each period presented with fiscal year 2014 at 24.8% of the total, fiscal year 2013 at 8.6% of the total, and fiscal year 2012 at 21.2% of the total. Please include a discussion and analysis of the impact of your foreign operations on your consolidated results of operations along with the material factors impacting your foreign results of operations. The disclosure should enable a reader to understand the magnitude of each impact. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification for guidance.

Response: We commit to provide additional discussion and analysis of the effects on foreign operations on our consolidated results of operations in future annual filings in Form 10-K.

With regard to the results of operations in 2012 through 2014, we provide the following additional disclosures relating to foreign operations:

Profit before Income Taxes for 2014 was $69.5 million compared to $59.9 million for 2013, and $59.9 million in 2012.

The breakdown of Profit before Income Taxes between U.S. and foreign operations for each year were as follows:

	2014	%	2013	%	2012	%
U.S. operations	$52,315	75.2%	$54,702	91.4%	47,220	78.8%
Foreign operations	17,223	24.8%	5,176	8.6%	12,670	21.2%
Total	$69,538	100.0%	$59,878	100.0%	59,890	100.0%

Profit before income taxes from foreign operations increased by $12.0 million in 2014 compared to 2013. The increase was partially due to a $3.0 million restructuring charge recorded in 2013 as a result of two restructuring actions in our EMEA region, which was not present in 2014. Additionally, profit before income taxes in our EMEA subsidiaries increased by an additional $5.6 million in 2014 compared to 2013, primarily due to a 5.4% increase in net sales, strong cost controls over S&A expense, and improved manufacturing efficiencies. Profit before income taxes in our APAC region increased by approximately $3.1 million in 2014, primarily due to an 8.8% increase in net sales, strong cost controls over S&A expense, and lower foreign exchange losses.

Profit before income taxes from foreign operations dropped approximately $7.5 million in 2013 as compared to 2012. The drop was partially due to a $3.0 million restructuring charge recorded as a result of two restructuring actions in 2013 in our EMEA region. Profit before income taxes in our EMEA subsidiaries was reduced by an additional $2.2 million in 2013, primarily due to a 5.4% decrease in net sales, partially offset by lower S&A expense. Profit before income taxes in our APAC region decreased by approximately $1.7 million in 2013, primarily as a result of lower operating profit in Japan and Australia as these countries were affected by significant weakening of their currencies which negatively affected their input costs, and resulted in $0.4 million higher foreign exchange losses in 2013. Profit before taxes in Latin America was negatively affected by $0.6 million in 2013 as a result of a shift in product mix and a 10% average devaluation of the Brazilian Real which affected sourcing costs.

2.
Please expand your discussion and analysis of your consolidated financial results to include other comprehensive (loss) income as it relates to comprehensive income. For example, provide a discussion and analysis of the foreign currencies generating the foreign currency adjustments and how the changes in the material assumptions impacting pensions (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Response: We will provide the additional detail required to describe changes in other comprehensive (loss) income as applicable in future annual filings in Form 10-K.

For the periods presented in the Form 10-K for the year ended December 31, 2014:

OTHER COMPREHENSIVE (LOSS) INCOME CHANGES

Foreign Currency Translation Adjustments

For the years ended December 31, 2014 and 2013, we recorded pre-tax foreign currency translation losses of $10.1 million and $2.2 million, respectively, in other comprehensive (loss) income. For the year ended December 31, 2012, we recorded foreign currency pre-tax translation gains of $0.6 million. These adjustments resulted from translating the financial statements of our non-U.S. dollar functional currency subsidiaries into our reporting currency, which is the U.S. dollar, as well as other adjustments permitted by ASC 830, “Foreign Currency Matters”.

During 2014, we recorded translation losses of $7.0 million relating to the Euro, $1.7 million for the Brazilian Real, $1.1 million for the British Pound Sterling, and $0.3 million for various other currencies. These adjustments were caused by the appreciation of the U.S. dollar against these currencies of between 5% and 15% in 2014.

During 2013, we recorded translation losses of $3.5 million relating to the Brazilian Real, offset partially by translation gains of $0.7 million for the British Pound Sterling, and translation gains for various other currencies of $0.6 million. The Brazilian Real weakened by approximately 13% at the end of 2013, while the British Pound strengthened slightly.

During 2012, we recorded translation losses of $1.8 million relating to the Brazilian Real, offset by translation gains of $1.9 million for the British Pound Sterling, and translation gains for various other currencies of $0.5 million. The Brazilian Real weakened by approximately 9% at the end of 2012, while the British Pound strengthened by approximately 4%.

Pension and Retiree Medical Benefits

For the years ended December 31, 2014 and 2013, we recorded pre-tax pension and postretirement liability adjustments consisting of a $5.4 million loss and a $12.3 million gain in other comprehensive (loss) income, respectively, as further disclosed in Note 11-Retirement Benefit Plans in the Notes to the Company’s Consolidated Financial Statements contained in the 2014 Form 10-K. For the year ended December 31, 2012, we recorded a loss of $2.5 million in other comprehensive (loss) income for these items.

The summarized changes in Accumulated Other Comprehensive Loss for the three years ended December 31 were as follows:

	Pension and Postretirement Medical Benefits
	2014	2013	2012
Net actuarial (loss) gain	$(5,931)	$10,351	$(3,525)
Amortization of prior service cost (credit)	37	(30)	(198)
Amortization of net actuarial loss	512	1,961	1,189
Total recognized in other comprehensive (loss) income	$(5,382)	$12,282	$(2,534)

The $5.4 million loss in 2014 was primarily due to a $5.9 million net actuarial loss relating to an increase of $2.1 million in the projected benefit obligation from adopting a new mortality table in 2014, as well as an increase of $6.6 million in the projected benefit obligation resulting from an 87 basis point decrease in the U.S. pension discount rate, a 95 basis point decrease in the non-U.S. discount rate, and a 71 basis point decrease in the postretirement discount rate. There was an approximate $0.8 million decrease in the pension benefit obligation in 2014 relating to demographic experience and other changes, as well as a $2.0 million decrease due to a higher than expected actual return on assets. The net actuarial loss was partially offset by a $0.5 million credit relating to amortization of accumulated actuarial losses and prior service costs.

The $12.3 million gain in 2013 was primarily due to a $10.4 million net actuarial gain relating to a $5.6 million decrease in the projected benefit obligation resulting from an 84 basis point increase in the U.S. pension discount rate, and an 83 basis point increase in the postretirement discount rate. There was an approximate $0.3 million increase in the pension benefit obligation in 2013 relating to demographic experience and other changes, as well as a $5.1 million decrease due to a higher than expected actual return on assets. The net actuarial gain was supplemented by a $1.9 million credit relating to amortization of accumulated actuarial losses and prior service costs.

The $2.5 million loss in 2012 was primarily due to a $3.5 million net actuarial loss relating to an increase of $5.2 million in the projected benefit obligation resulting from a 60 basis point decrease in the U.S. pension discount rate, a 98 basis point decrease in the non-U.S. pension discount rate, and a 93 basis point decrease in the postretirement discount rate. There was an approximate $0.2 million increase in the pension benefit obligation in 2012 relating to demographic experience and other changes, and a $1.9 million decrease due to a higher than expected return on assets. The net actuarial loss was partially offset by a $1.0 million credit relating to amortization of accumulated actuarial losses and prior service costs.

*    *    *    *    *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me at (763) 540-1204. Thank you for your time and consideration.

Very truly yours,

/s/ Thomas Paulson
Thomas Paulson
Senior Vice President and Chief Financial Officer

cc:
H. Chris Killingstad – President and Chief Executive Officer
Heidi M. Wilson – Senior Vice President, General Counsel and Secretary
David Mathieson – Audit Committee Chair, Tennant Board of Directors